Filed by Launch Two Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

As previously disclosed, on June 25, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with NuCube Energy, Inc., a Delaware corporation (“NuCube”).

On September 8, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

Advanced nuclear starts with fuel.

NuSunᵀᴹ is designed around TRISO fuel, a proven high-temperature fuel form known for strong fission-product retention. Combined with graphite and passive heat-pipe cooling, TRISO supports the high-temperature, solid-state architecture at the center of our platform.

For NuCube, fuel is not just an input. It is part of the design strategy for safety, performance, and long core life.

NuCube X Post:

Advanced nuclear starts with fuel. NuSunᵀᴹ is designed around TRISO, a proven high-temperature fuel form with strong fission-product retention. It is central to our approach to safety, performance, and long core life.